LUSE GORMAN, PC

ATTORNEYS AT LAW

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WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.luselaw.com

June 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	LINKBANCORP, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of LINKBANCORP, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the public offering by the Company of shares of the Company’s common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company acknowledges to the staff that the Company will publicly file its Registration Statement, along with its initial draft submission, on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please do not hesitate to contact me at (202) 274-2010 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Benjamin M. Azoff
Benjamin M. Azoff

cc:	Andrew Samuel, LINKBANCORP, Inc.
Carl D. Lundblad, LINKBANCORP, Inc.